EXHIBIT 4.1
AMENDMENT NO. 1 TO RIGHTS AGREEMENT
     THIS AMENDMENT NO. 1 (the “Amendment”), dated as of May 31, 2006, to the Rights Agreement (the “Rights Agreement”), dated as of March 15, 2006, between EMAK Worldwide, Inc., a Delaware corporation (the “Company”) and Continental Stock Transfer & Trust Company (the “Rights Agent”), is being executed at the direction of the Company.
     WHEREAS, Section 27 of the Rights Agreement permits the Company from time to time to supplement and amend the Rights Agreement.
     NOW, THEREFORE, in consideration of the foregoing and the agreements, provisions and covenants herein contained, the parties agree as follows:
1.	The defined term “Acquiring Person” in Section 1(a) of the Rights Agreement is hereby deleted in its entirety and replaced with the following:
          (i) “Acquiring Person” shall mean any Person (as such term is hereinafter defined) who or which, together with all Affiliates and Associates (as such terms are hereinafter defined) of such Person, shall be the Beneficial Owner (as such term is hereinafter defined) of 10% or more of the Common Shares then outstanding. Notwithstanding the foregoing, (A) the term Acquiring Person shall not include (i) the Company, (ii) any Subsidiary (as such term is hereinafter defined) of the Company, (iii) any employee benefit or compensation plan of the Company or any Subsidiary of the Company, (iv) any entity holding Common Shares for or pursuant to the terms of any such employee benefit or compensation plan of the Company or any Subsidiary of the Company, (B) if, as of the date of this Agreement, any Person is the Beneficial Owner of 10% or more of the Common Shares outstanding (an “Existing Holder”), such Existing Holder shall not be or become an “Acquiring Person” unless and until such time as such Existing Holder shall become the Beneficial Owner of one or more additional Common Shares (other than pursuant to a dividend or distribution paid or made by the Company on the outstanding Common Shares in Common Shares or pursuant to a split or subdivision of the outstanding Common Shares or pursuant to any award granted by the Company under an equity-based compensation plan), unless, upon becoming the Beneficial Owner of such additional Common Shares, such Existing Holder is not then the Beneficial Owner of 10% or more of the Common Shares then outstanding, (C) Crown EMAK Partners LLC and its Affiliates (“Crown”) shall not be or become an “Acquiring Person” solely as a result of Common Shares Beneficially Owned by Crown or issuable upon the conversion of shares of Series AA Senior Cumulative Convertible Preferred Stock, par value $.001 per share, of the Company (as the same may be amended from time to time) or the exercise of any options or warrants Crown holds to acquire capital stock of the Company (as the same may be amended from time to time), in each case held by Crown as of May 31, 2006 or issuable to Crown as a result of the transactions approved by the Company’s stockholders at the Company’s 2006 Annual Meeting of Stockholders, unless and until such time as Crown shall become the Beneficial Owner of one or more additional Common Shares (other than pursuant to a dividend or distribution paid or made by the Company on the outstanding Common Shares in Common Shares or pursuant to a split or subdivision of the outstanding Common Shares), unless, upon becoming the Beneficial Owner of such additional Common Shares, Crown is not then the Beneficial Owner of 10% or more of the Common Shares then outstanding and (D) no Person shall become an “Acquiring Person” either (x) as the

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result of an acquisition of Common Shares by the Company which, by reducing the number of shares outstanding, increases the proportionate number of shares beneficially owned by such Person to 10% or more of the Common Shares then outstanding; provided, however, that if a Person shall become the Beneficial Owner of 10% or more of the Common Shares then outstanding by reason of share purchases by the Company and shall, following written notice from, or public disclosure by the Company of such share purchases by the Company, become the Beneficial Owner of any additional Common Shares without the prior consent of the Company and shall then Beneficially Own more than 10% of the Common Shares then outstanding, then such Person shall be deemed to be an “Acquiring Person,” or (y) as the result of the acquisition of Common Shares directly from the Company as long as, prior to any acquisition of Common Shares directly from the Company, the Company has been apprised by any such Person of the number of Common Shares beneficially owned by such Person immediately prior to any such acquisition; provided, however, that if a Person shall become the Beneficial Owner of 10% or more of the Common Shares then outstanding by reason of share purchases directly from the Company and shall, after that date, become the Beneficial Owner of any additional Common Shares without the prior written consent of the Company and shall then Beneficially Own more than 10% of the Common Shares then outstanding, then such Person shall be deemed to be an “Acquiring Person” or (z) if the Board of Directors determines in good faith that a Person who would otherwise be an “Acquiring Person,” as defined pursuant to the foregoing provisions of this paragraph (a), has become such inadvertently, and without any intention of changing or influencing control of the Company, and such Person promptly enters into an irrevocable written commitment in favor of the Company to divest, and thereafter divests (without retaining any power, including voting with respect to such Common Shares), as promptly as practicable (as determined in good faith by the Board of Directors), following receipt of written notice from the Company of such event, of Beneficial Ownership of a sufficient number of Common Shares so that such Person would no longer be an Acquiring Person, as defined pursuant to the foregoing provisions of this paragraph (a), then such Person shall not be deemed to be an “Acquiring Person” for any purposes of this Agreement; provided, however, that if such Person shall again become the Beneficial Owner of 10% or more of the Common Shares then outstanding, such Person shall be deemed an “Acquiring Person,” subject to the exceptions set forth in this Section 1(a).”
2.	This Amendment shall become effective as of the day and year first written above. Except as modified by this Amendment, the Rights Agreement shall remain in full force and effect without any modification.

3.	By executing this Amendment below, the Company certifies that this Amendment has been executed and delivered in compliance with the terms of Section 27 of the Rights Agreement.

4.	This Amendment may be executed in several counterparts, each of which shall constitute an original and all of which, when taken together, shall constitute one agreement.

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     The parties hereto have caused this Amendment to be executed and delivered as of the day and year first written above.

EMAK WORLDWIDE, INC.
By:	/s/ TERESA L. TORMEY
Name:	Teresa L. Tormey
Title:	Chief Administrative Officer & General Counsel

CONTINENTAL STOCK TRANSFER & TRUST COMPANY
By:	/s/ WILLIAM F. SEEGRABER
Name:	William F. Seegraber
Title:	Vice President

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